SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 7)

Perini Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

713839108

(CUSIP number)

Ronald N. Tutor

Chief Executive Officer

Tutor-Saliba Corporation

15901 Olden Street

Sylmar, California 91342

(818) 362-8391

(Name, address and telephone number of person authorized to receive notices and communications)

September 16, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 713839108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald N. Tutor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,665,229 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 5,665,229 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,665,229
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713839108	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tutor-Saliba Corporation 95-3692356
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,665,229 8. SHARED VOTING POWER None 9. SOLE DISPOSITIVE POWER 5,665,229 10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,665,229
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713839108	13D	Page 4 of 6 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Report on Schedule 13D, filed on March 25, 1991, as amended by Amendment No. 1 filed on May 11, 1993, Amendment No. 2 filed on March 13, 1995, Amendment No. 3 filed on July 26, 1996, Amendment No. 4 filed on February 10, 2000, Amendment No. 5 filed on April 5, 2000 and Amendment No. 6 filed on September 7, 2004 (collectively, the “Schedule 13D”). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. Security and Issuer.

This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of Perini Corporation (the “Company”), whose principal executive offices are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

ITEM 2. Identity and Background.

Tutor-Saliba is a California corporation engaged in the construction industry. The names of the executive officers and directors of Tutor-Saliba, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation and Employment
Ronald N. Tutor Director and Chief Executive Officer	15901 Olden Street Sylmar, California 91342	United States	Director and Chief Executive Officer of Tutor-Saliba Corporation and Perini Corporation

W.B. Sparks Director, Senior Vice President and Chief Financial Officer	15901 Olden Street Sylmar, California 91342	United States	Director, Senior Vice President, Secretary, Treasurer and Chief Financial Officer of Tutor -Saliba Corporation

John D. Barrett Director and Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Director and Senior Vice President of Tutor-Saliba Corporation

James A. Frost Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Senior Vice President of Tutor-Saliba Corporation

J. Patrick Henderson Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Senior Vice President of Tutor-Saliba Corporation

David L. Randall Senior Vice President	15901 Olden Street Sylmar, California 91342	United States	Senior Vice President of Tutor-Saliba Corporation

CUSIP NO. 713839108	13D	Page 5 of 6 Pages

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

The information set forth in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented by the following:

(a), (b) According to information furnished by the Company, there were 24,483,500 Shares issued and outstanding as of September 1, 2004. The Reporting Persons report beneficial ownership of 5,665,229 Shares, or 23.1% of the issued and outstanding Shares as reported by the Company. Tutor-Saliba Corporation owns 3,312,288 Shares directly and has the right to acquire 2,352,941 Shares pursuant to a call option. As chief executive officer and sole stockholder of Tutor-Saliba, Mr. Tutor may be deemed to be the beneficial owner of, and have sole power to vote or direct the disposition of, Shares beneficially owned by Tutor-Saliba.

(c) Tutor-Saliba Corporation sold 750,000 Shares on September 16, 2004 and 112,500 Shares on September 24, 2004. Both sales were made pursuant to an underwritten public offering through D.A. Davidson & Co. at a sale price of $13.55 per share.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking

CUSIP NO. 713839108	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2004

/s/ Ronald N. Tutor
Ronald N. Tutor

TUTOR-SALIBA CORPORATION

By:	/s/ W.B. Sparks
Name:	W.B. Sparks
Title:	Chief Financial Officer

Exhibit A

Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: September 27, 2004

/s/ Ronald N. Tutor Ronald N. Tutor

TUTOR-SALIBA CORPORATION

By:	/s/ W.B. Sparks
Name:	W.B. Sparks
Title:	Chief Financial Officer